December 16, 2014

Via EDGAR and Federal Express

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attn: H. Roger Schwall

Re:	TGC Industries, Inc.
Registration Statement on Form S-4
Filed November 6, 2014
File No. 333-199922

Dear Mr. Schwall:

In conjunction with the responses to the letter dated December 3, 2014, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Amendment No. 1 to the Registration Statement on Form S-4 of TGC Industries, Inc. (“TGC”), TGC acknowledges that:

•                  TGC is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  TGC may not assert the Staff’s comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: W. Scott Wallace at (214) 651-5587 or Matthew L. Fry at (214) 651-5443.

TGC Industries, Inc.

By:	/s/ Wayne A. Whitener
Wayne A. Whitener,
Chief Executive Officer

cc:	Wayne A. Whitener
TGC Industries, Inc.

W. Scott Wallace
Haynes and Boone, LLP

Matthew L. Fry
Haynes and Boone, LLP

Wei Lu, Staff Accountant

Paul Monsour, Staff Attorney